
August 22, 2025

Leonard Mazur
Chief Executive Officer
Citius Oncology, Inc.
11 Commerce Drive, First Floor
Cranford, NJ 07016

      Re: Citius Oncology, Inc.
           Draft Registration Statement on Form S-3
           Submitted August 20, 2025
           CIK No. 377-08347

Dear Leonard Mazur:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Joshua Gorsky at 202-551-7836 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences

cc: Alexander M. Donaldson, Esq.